Exhibit 8.1

List of Principal Subsidiaries of the Registrant

Subsidiary	Place of Incorporation
Antalpha Digital Pte. Ltd.	Singapore
Antalpha Technologies Pte. Ltd.	Singapore
Antalpha Capital (HK) Limited	Hong Kong
Antalpha Prime (HK) Limited	Hong Kong
Antalpha Platform Technologies Limited	British Virgin Islands
Aurelion Inc.	Cayman Islands